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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-51986 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (M/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

eSpeed Brokerage, L.P. (formerly, eSpeed Brokerage, Inc.)

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59$^{TH}$ Street
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia — (212) 294-7878
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

| 5 Times Square | New York | New York | 10036-6530 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

8/3/09

AFFIRMATION

I, Thomas Battaglia, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to eSpeed Brokerage, L.P. (formerly, eSpeed Brokerage, Inc.) for the year ended December 31, 2008 is true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Signature

Chief Financial Officer, BGC Partners, Inc.
Title

Notary Public

ELIZABETH PEÑA RAMOS
Notary Public, State of New York
No. 01PE6167750
Qualified in Bronx County
Commission Expires June 04, 20 11

ESPEED BROKERAGE, L.P.
(FORMERLY, ESPEED BROKERAGE, INC.)
TABLE OF CONTENTS

**This report contains (check all applicable boxes):** **Page**


| | | | |
|---|---|---|---|
| (x) | | Independent Auditors' Report | 1 |
| (x) | (a) | Facing Page. | |
| (x) | (b) | Statement of Financial Condition. | 2 |
| (x) | | Notes to Statement of Financial Condition | 3 |
| ( ) | (c) | Statement of Operations. | |
| ( ) | (d) | Statement of Cash Flows. | |
| ( ) | (e) | Statement of Changes in Partners' Capital. | |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors (Not Applicable). | |
| ( ) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. | |
| ( ) | (h) | Statement regarding Rule 15c3-3 under the Securities Exchange Act of 1934. | |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Appicable) | |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Applicable). | |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable). | |
| ( ) | (1) | An Oath or Affirmation. | |
| ( ) | (m) | A Copy of the SIPC Supplemental Report (Not Required). | |
| ( ) | (n) | Supplementary Report on Internal Control | |
| ( ) | (o) | Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act. | |
| ( ) | (p) | Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act (Not Applicable). | |
| ( ) | (q) | Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Option Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission (Not Applicable). | |

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

# Report of Independent Registered Public Accounting Firm

To the Partners of
eSpeed Brokerage, L.P.:

We have audited the accompanying statement of financial condition of eSpeed Brokerage, L.P. (the "Partnership") as of December 31, 2008. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of eSpeed Brokerage, L.P. at December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2009

# eSpeed Brokerage, L.P.
(Formerly, eSpeed Brokerage, Inc.)

## Statement of Financial Condition

December 31, 2008
(In Thousands)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 7 |
| Reverse repurchase agreements with related parties | | 3,818 |
| Receivable from related parties | | 81,402 |
| Total assets | $ | 85,227 |
| | | |
| **Liabilities and Partners' Capital** | | |
| Accounts payable | $ | 20 |
| Payables to related parties | | 33 |
| Total liabilities | | 53 |
| Partners' capital | | 85,174 |
| Total liabilities and partners' capital | $ | 85,227 |

*See notes to statement of financial condition.*

## 1. General and Summary of Significant Accounting Policies

eSpeed Brokerage, L.P. (the "Partnership") is a U.S. registered broker-dealer with operations in New York. The Partnership primarily engages in the business of operating interactive electronic marketplaces designed to enable market participants to trade financial products more efficiently and at a lower cost than traditional trading environments permit.

On March 31, 2008, the Partnership was converted from a "C" corporation to a limited partnership and the interest previously held by eSpeed, Inc. was contributed to BGC Partners, L.P.

The Partnership is an indirect wholly-owned subsidiary of Cantor Fitzgerald, L.P. (together with its affiliates, "Cantor"), a privately held partnership. For the purposes of this report, a related party is defined as a direct or indirect subsidiary of Cantor.

### Use of Estimates

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from the estimates included in the statement of financial condition.

### Revenue Recognition

The Partnership derives transaction revenues from related parties, which consist of fully electronic and voice-assisted brokerage transaction revenues that are generated when a related party clears and/or transacts trades on or with the assistance of the Partnership's trading platform. Related party transaction revenues are determined based on revenue sharing arrangements and commission rates negotiated with Cantor (see Note 2, Related Party Transactions, for more information regarding such negotiated revenue sharing arrangements and commission rates for these transactions). Transaction revenues are recorded on a trade date basis.

**1. General and Summary of Significant Accounting Policies (continued)**

**Cash and Cash Equivalents**

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

**Securities Purchased under Agreements to Resell**

Securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

**Income Taxes**

Prior to March 31, 2008, when the Partnership was a "C" corporation and was a wholly owned subsidiary of eSpeed Inc., it was included in the consolidated federal state and local income tax returns filed by its parent. As of April 1, 2008, the Partnership is taxed as a U.S. partnership and is subject to the Unincorporated Business Tax (UBT) in the City of New York. Therefore, the tax liability or benefit related to the Partnership's income or loss except for UBT rests with the partners, rather than the partnership entity. As such, the partner's liability or benefit is not reflected in the Partnership's statement of financial condition.

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

(In Thousands)

## 1. General and Summary of Significant Accounting Policies (continued)

### New Accounting Pronouncements

SFAS No. 162: In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of the statement of financial condition of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles".

## 2. Related Party Transactions

### Administrative Service Agreements

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets and accounting, operations, human resources, legal and technology services.

### Revenue Sharing Arrangements

Prior to BGC Partners, LLC separation from Cantor and merger with eSpeed Inc. on April 1, 2008 and under the Amended and Restated Joint Services Agreement ("Joint Services Agreement") between eSpeed entities (former eSpeed Inc. together with each of its subsidiaries) and Cantor, the eSpeed entities owned and operated the electronic trading system and were responsible for providing electronic brokerage services, and Cantor provided voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to market intermediary operations. The eSpeed entities and Cantor shared revenues derived from transactions effected in the marketplaces in which they collaborated and other specified markets. These agreements were terminated on March 31, 2008.

(In Thousands)

**2. Related Party Transactions (continued)**

**Reverse Repurchase Agreements**

From time to time, the Partnership enters into overnight Reverse Repurchase Agreements with Cantor, whereby the Partnership receives U.S. Government, agency or other fixed income securities as collateral. As of December 31, 2008, the Partnership had $3,818 of Reverse Repurchase Agreements with Cantor, of which the fair value of the collateral received from Cantor was $3,898.

**3. Income Taxes**

During the period January 1, 2008 to March 31, 2008, when the Partnership was a "C" corporation, it was subject to federal, state and city corporate income taxes

eSpeed Brokerage, L.P. is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is also subject to the Unincorporated Business Tax ("UBT") in the City of New York.

There were no items that gave rise to deferred taxes during the year ended December 31, 2008.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48") clarifies the accounting for uncertainty in income taxes recognized in the Partnership's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Fin 48 is effective for the partnership as of January 1, 2007 and its adoption had no material impact on the partnership's statement of financial condition. The company is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments.

## 4. Commitments and Contingent Liabilities

### Risk and Uncertainties

The majority of the Partnership's revenues consist of transaction fees earned from Cantor based on fixed percentages of certain commissions paid to Cantor. Consequently, any reductions in the amounts of such commissions paid to Cantor could have a material adverse effect on the Partnership's most significant source of revenues. In addition, the Partnership's and Cantor's revenues could vary based on the transaction volume of the global financial markets.

### Legal Matters

In the ordinary course of business, various legal actions are brought and are pending against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on this statement of financial condition.

## 5. Regulatory Capital Requirements

As a registered securities broker-dealer the Partnership is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Partnership has elected the aggregate indebtedness method permitted by the Rule which requires that minimum net capital, as defined, be the greater of \$5 or 6 2/3% of aggregate indebtedness. As of December 31, 2008, the Partnership had net capital of \$3,772, which exceeds its minimum requirement by \$3,767.

**6. Subsequent Events**

On December 31, 2008, the Partnership filed a Form BDW (Uniform Request for Broker-Dealer Withdrawal) with the SEC to withdraw its registration as a U.S. broker-dealer. The Partnership is awaiting final approval of this request from the SEC.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

eSpeed Brokerage, L.P. (Formerly eSpeed Brokerage, Inc.)
(S.E.C. I.D. No. 8-51986)

# Statement of Financial Condition

eSpeed Brokerage, L.P.
(Formerly eSpeed Brokerage, Inc.)
Year Ended December 31, 2008
with Report of Independent Registered Public
Accounting Firm